Vuzix Corp

25 Hendrix Road

West Henrietta, New York 14586

(585) 359-5900

August 31, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Eiko Yaoita Pyles and Claire Erlanger

Re:	Vuzix Corp Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 2, 2022 File No. 001-35955

Dear Ms. Eiko and Ms. Erlanger:

Please find below the response of Vuzix Corporation (the “Company”, “we,” “us, or “our”), to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 18, 2022 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed March 2, 2022.

For your convenience, the Staff’s comment has been restated and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for Fiscal Years Ended December 31, 2021 and December 31, 2020, page 41

1.	We note that you disclose a subtotal for Gross Profit – Before Reserve for Obsolescence. Since inventory obsolescence reserves are normal, recurring expense to operate your business, please tell us how you considered the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: According to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and the Staff’s answer, a measure may be misleading if it excludes normal, recurring, cash operating expenses. In our table on page 41 and the following table on page 43 of our 2021 10-K:

	Year Ended	As % Related	Year Ended	As % Related	Dollar	% Increase
	December 31, 2021	Product Sales	December 31, 2020	Product Sales	Change	(Decrease)
Product Cost of Sales	$6,224,604	49%	$5,401,077	54%	$823,527	15%
Freight Costs	797,442	6%	696,340	7%	101,102	15%
Manufacturing Overhead	2,396,821	19%	1,614,964	16%	781,857	48%
Warranty Costs	44,526	0%	45,005	0%	(479)	(1)%
Amortization of Software Development Costs	439,122	3%	271,667	3%	167,455	62%
Software Royalties	245,865	2%	68,961	1%	176,904	257%

Total Cost of Sales - Products Sold	10,148,380	79%	8,098,014	80%	2,050,366	25%

Gross Profit – Before Reserve for Obsolescence	2,636,220	21%	1,983,195	20%	653,025	33%

Cost of Sales - Inventory Reserve for Obsolescence	519,950		1,273,835		(753,885)	(59)%

Gross Profit - Products Total	2,116,270	17%	709,360	7%	1,406,910	198%

Gross Profit - Engineering Services	334,575		1,218,249		(883,674)	(73)%

Total Gross Profit	$2,450,845		$1,927,609		$523,236	27%

The Gross Profit – Before Reserve for Obsolescence does in fact include normal excess and obsolescence provisions on our inventory. We identified that row as Gross Profit – Before Reserve for Obsolescence. The next sub-total row titled Gross Profit – Products Total, is net of the row titled Cost of Sales - Inventory Reserve for Obsolescence, which were significant non-recurring end of life write-offs that we attempted to explain in further detail in our accompanying narrative. The sub-total row titled Gross Profit -Products Total, includes the net results after both all reserves for obsolescence have been subtracted. The detail in the MD&A commentary is below this table:

“In addition to its normal Reserve for Obsolescence provision, the Company reserved for (i) an additional twenty-five percent of its remaining M300XL finished goods and related accessory inventory on-hand as of December 31, 2021and (ii) all of its Blade 1.5 excess components that will not be used in current planned builds of the Blade in 2022, due to end-of-life availability of some required components. The total reserve write-down recorded at December 31, 2021 was $519,950.

However, the Company does appreciate that these have occurred in more than one or two of its previous fiscal periods. As such, the Company will revise these tables in future filings to include this line item in “Total Cost of Sales – Products Sold”.

Liquidity and Capital Resources, page 49

2.	Please address the following for the “Net Loss less Non-Cash Operating Expenses” and "Net Cash Loss" measures disclosed on page 49:

•	We note that this measure appears to represent a non-GAAP liquidity measure. Please provide the most directly comparable GAAP measure, and tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: Regarding this item, this is a summary of the top section of the statement of cash flows (i.e. all items above the changes working capital items). This non-cash add back is simply EBITDA plus non-cash stock compensation expense, loss on fixed asset disposal, impairment of patents and trademarks, gain on debt extinguishment and inventory obsolescence and of the charges excluded, none required, will require or would have required a cash settlement absent an ability to settle in another manner. Net loss is the most comparable GAAP measure and, in future filings, the Company will add a summary table reconciling any non-GAAP measures to the most comparable GAAP measure.

•	Please explain to us how management uses this measure and why you believe it provides useful information to investors.

Response: We believe that this Net Cash Loss provides for a better comparable metric to the readers of our financial statements, as Net Loss in 2021 increased substantially from previous periods mostly due to our new Long-term Incentive Plan, which increased our non-cash stock-based compensation by $13.3 million over the previous year. We believe that this large, non-cash expense, which is based upon a valuation methodology containing numerous assumptions as listed in the Item 7, Critical Accounting Policies and Significant Developments and Estimates and Note 14 to our Consolidated Financial Statements, would be important for most readers evaluation comparisons of our period-over-period operating results and when trying to model our future results from operations.

•	In future filings and earnings releases, please provide disclosures that comply with Item 10(e) of Regulation S-K and Regulation G, including reconciliation to the most directly comparable GAAP measure. In this regard, if Net Loss is not the most directly comparable GAAP measure, please revise the title of this measure to better describe the nature of this measure.

Response: The Company acknowledges the Staff’s comment and to the extent the disclosures are used in future filings, we will incorporate the appropriate disclosures under Item 10(e) of Regulation S-K and add a summary table reconciling any non-GAAP measure to the most comparable GAAP measure.

Consolidated Statements of Operations, page F-6

3.	We note on the statements of operations, that you present a measure of gross profit (loss) (exclusive of depreciation shown separately below). Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your statements of operations and relabel the cost of sales line item to indicate that it excludes depreciation and amortization. Your disclosures in MD&A should be similarly revised. Additionally, we note that in your Form 10-Q for the Quarter Ended July 3, 2022, it is not clear where depreciation is presented in the Statements of Comprehensive Income. Please advise and revise accordingly, if applicable.

Response: The Company believes that this labeling is consistent with the intent prescribed by SAB Topic 11.B, as the gross profit line item does include the reference “exclusive of depreciation”. According to SAB Topic 11.B’s Interpretive Response,

“If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: “Cost of goods sold (exclusive of items shown separately below)” or “Cost of goods sold (exclusive of depreciation shown separately below).”

However, the Company will revise this presentation in future filings to better align with the explicit example provided under SAB Topic 11.B of including the reference to “exclusive of depreciation” on the cost of sales line item.

Notes to the Consolidated Financial Statements, page F-8

4.	We note from your disclosure in Note 1 on page F-13, that for the year ended December 31, 2021 you recognized $4,047,444 of stock compensation expense related to stock awards and stock option grants and $13,255,388 related to the LTIP. In light of this significant expense, please consider disclosing the amount of expense related to share- based payment arrangements included in each specific line item on the income statement. See guidance in SAB Topic 14.F.

Response: The Company notes that its non-cash stock-based compensation expenses are presented in the same financial statement line items in the Statements of Operations as the cash-based compensation expenses for the same employees. The Company will add such a statement in the notes to its financial statements and will consider additive disclosures regarding the breakdown of this expense to each of its financial statement line items in future filings.

Note 14. Long Term Incentive Plan, page F-24

5.	We note your disclosure that during the fourth quarter of 2021 you corrected an error made in determining the fair market value of the market capitalization awards first put in place in March 2021. As a result, stock compensation expense, and therefore net loss and EPS, for each of the three preceding 2021 quarters was misstated, and you have presented the restated amounts for each quarter in the notes to the financial statements. In light of the fact that the error appears to materially affect the income statement for at least 2 of the quarters, please tell us why you did not file an amended Form 10-Q for the periods affected by this restatement. Please also tell us what consideration was given to filing an Item 4.02 Form 8-K.

Response: An amended Form 10-Q for the periods affected by this restatement was not made because the correction of the error was not determined until shortly before filing of the Form 10-K as of and for the year ending December 31, 2021. As the issuance of the financial statements accompanied by the audit report for the subsequent period was imminent such that the disclosure of the restatement was not delayed, we determined appropriate disclosure of the restatement’s effect on the prior interim periods to have been made in the Form 10-K in lieu of filing a Form 10-Q/A.

In consideration of filing an Item 4.02 Form 8-K, the Company reviewed the General Instructions to Form 8-K, section B, item 3, and determined that the information relating to the restatement included in our 10-K filed on March 2, 2022, included substantially the same information as would have been included in the Form 8-K, and thus that, upon filing of the Form 10-K, such information was previously reported and no Form 8-K was required. We further note that the determination that an error had occurred was made less than four (4) business days prior to the filing of the Form 10-K.

Should you have additional questions regarding the information contained herein, please contact our counsel, Jeff Cahlon at 212-930-9700 or jcahlon@srf.law.

Sincerely, /s/ Grant Russell Grant Russell Chief Financial Officer